
PZENA INVESTMENT MANAGEMENT, INC.

PZENA INVESTMENT MANAGEMENT, INC. REPORTS RESULTS
FOR THE SECOND QUARTER OF 2013

- **Revenue was $22.1 million for the second quarter, operating income was $11.3 million.**
- **Diluted earnings per share was $0.10 on a GAAP basis and $0.09 on a non-GAAP basis.**
- **Declared a quarterly dividend of $0.03 per share.**

NEW YORK, NEW YORK, July 23, 2013 - Pzena Investment Management, Inc. (NYSE: PZN) reported the following U.S. GAAP (U.S. Generally Accepted Accounting Principles) and non-GAAP basic and diluted net income and earnings per share for the three and six months ended June 30, 2013 and 2012 (in thousands, except per-share amounts):

	GAAP Basis For the Three Months Ended June 30,		Non-GAAP Basis For the Three Months Ended June 30,	
	2013	2012	2013	2012
	(unaudited)			
Basic Net Income	$ 1,266	$ 614	$ 1,225	$ 745
Basic Earnings Per Share	$ 0.10	$ 0.06	$ 0.10	$ 0.07
Diluted Net Income	$ 6,358	$ 614	$ 6,317	$ 4,464
Diluted Earnings Per Share	$ 0.10	$ 0.06	$ 0.09	$ 0.07

	GAAP Basis For the Six Months Ended June 30,		Non-GAAP Basis For the Six Months Ended June 30,	
	2013	2012	2013	2012
	(unaudited)			
Basic Net Income	$ 2,435	$ 1,621	$ 2,208	$ 1,656
Basic Earnings Per Share	$ 0.21	$ 0.15	$ 0.19	$ 0.16
Diluted Net Income	$ 12,268	$ 10,032	$ 12,041	$ 10,067
Diluted Earnings Per Share	$ 0.18	$ 0.15	$ 0.18	$ 0.15

The results for the three and six months ended June 30, 2013 and 2012 include recurring adjustments related to the Company's tax receivable agreement and the associated liability to its selling and converting shareholders. Management believes that these accounting adjustments add a measure of non-operational complexity which obscures the underlying performance of the business. In evaluating the financial condition and results of operations, management also reviews non-GAAP measures of earnings, which exclude these items. Excluding these adjustments, non-GAAP diluted net income and non-GAAP diluted net income per share were $6.3 million and $0.09, respectively, for the three months ended June 30, 2013, and $4.5 million and $0.07, respectively, for the three months ended June 30, 2012. Non-GAAP diluted net income and non-GAAP diluted net income per share were $12.0 million and $0.18, respectively, for the six months ended June 30, 2013, and $10.1 million and $0.15, respectively, for the six months ended June 30, 2012. GAAP and non-GAAP net income for diluted earnings per share generally assume all operating company membership units are converted into Company stock at the beginning of the reporting period, and the resulting change to Company GAAP and non-GAAP net income associated with its increased interest in the operating company is taxed at the Company's effective tax rate, exclusive of the adjustments noted above and other adjustments. When this conversion results in an increase in earnings per share or a decrease in loss per share, diluted net income and diluted earnings per share are assumed to be equal to basic net income and basic earnings per share for the reporting period.

Management uses the non-GAAP measures to assess the strength of the underlying operations of the business. It believes the non-GAAP measures provide information to better analyze the Company's operations between periods and over time. Investors should consider the non-GAAP measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

Assets Under Management (unaudited)

($ billions)

	Three Months Ended					Twelve Months Ended		
	June 30, 2013		March 31, 2013		June 30, 2012		June 30, 2013	June 30, 2012
Institutional Accounts								
Assets								
Beginning of Period	$	12.2	$	11.2	$	12.2	$ 10.9	$ 12.9
Inflows		*0.1*		*0.4*		*0.3*	*0.8*	*1.4*
Outflows		*(0.4)*		*(0.5)*		*(0.7)*	*(2.2)*	*(2.5)*
Net Flows		(0.3)		(0.1)		(0.4)	(1.4)	(1.1)
Market Appreciation/(Depreciation)		0.7		1.1		(0.9)	3.1	(0.9)
End of Period	$	12.6	$	12.2	$	10.9	$ 12.6	$ 10.9
Retail Accounts								
Assets								
Beginning of Period Assets	$	7.3	$	5.9	$	2.5	$ 2.2	$ 3.0
Inflows		*0.3*		*0.8*		*0.1*	*4.8*	*0.7*
Outflows		*(0.4)*		*(0.2)*		*(0.2)*	*(1.1)*	*(1.3)*
Net Flows		(0.1)		0.6		(0.1)	3.7	(0.6)
Market Appreciation/(Depreciation)		0.5		0.8		(0.2)	1.8	(0.2)
End of Period	$	7.7	$	7.3	$	2.2	$ 7.7	$ 2.2
Total								
Assets								
Beginning of Period	$	19.5	$	17.1	$	14.7	$ 13.1	$ 15.9
Inflows		0.4		1.2		0.4	5.6	2.1
Outflows		*(0.8)*		*(0.7)*		*(0.9)*	*(3.3)*	*(3.8)*
Net Flows		(0.4)		0.5		(0.5)	2.3	(1.7)
Market Appreciation/(Depreciation)		1.2		1.9		(1.1)	4.9	(1.1)
End of Period	$	20.3	$	19.5	$	13.1	$ 20.3	$ 13.1

Financial Discussion

Revenue (unaudited)

($ thousands)

	Three Months Ended					
	June 30, 2013		March 31, 2013		June 30, 2012	
Institutional Accounts	$	17,411	$	16,540	$	16,019
Retail Accounts		4,721		4,302		2,320
Total	$	22,132	$	20,842	$	18,339

	Six Months Ended			
	June 30, 2013		June 30, 2012	
Institutional Accounts	$	33,951	$	33,369
Retail Accounts		9,023		4,738
Total	$	42,974	$	38,107

Revenue was $22.1 million for the second quarter of 2013, an increase of 6.2% from $20.8 million for the first quarter of 2013, and an increase of 20.7% from $18.3 million for the second quarter of 2012.

Average assets under management for the second quarter of 2013 was $20.1 billion, an increase of 8.6% from $18.5 billion for the first quarter of 2013, and an increase of 46.7% from $13.7 billion for the second quarter of 2012. The increase from the first quarter of 2013 was due to market appreciation partially offset by net outflows. The increase from the second quarter of 2012 was due to market appreciation and net inflows.

The weighted average fee rate was 0.441% for the second quarter of 2013, decreasing from 0.450% for the first quarter of 2013, and from 0.537% for the second quarter of 2012. The decrease from the first quarter of 2013 was primarily due to the increase in average assets under management during the second quarter of 2013. Our tiered fee schedules typically charge lower rates as account size increases. The decrease from the second quarter of 2012 was also driven by the increase in weighted average assets under management primarily associated with the large inflow representing the Company's assignment to manage 28% of the Vanguard Windsor Fund as of the beginning of August 2012.

The weighted average fee rate for institutional accounts was 0.556% for the second quarter of 2013, decreasing from 0.558% for the first quarter of 2013, and from 0.566% for the second quarter of 2012. The decrease from the first quarter of 2013 and from the second quarter of 2012 was primarily due to an increase in average assets under management during the second quarter of 2013.

The weighted average fee rate for retail accounts was 0.250% for the second quarter of 2013, decreasing from 0.258% for the first quarter of 2013, and from 0.394% for the second quarter of 2012. The decrease from the first quarter of 2013 was primarily due to an increase in average assets under management during the second quarter of 2013. The decrease from the second quarter of 2012 was primarily due to the impact of the Vanguard assignment.

Total operating expenses were $10.9 million in the second quarter of 2013, decreasing from $11.4 million in the first quarter of 2013 and increasing from $9.9 million for the second quarter of 2012. The decrease from the first quarter of 2013 is primarily due to an expense of $0.6 million associated with severance charges recognized during the first quarter of 2013. The increase from the second quarter of 2012 represents increases in the Company's discretionary bonus accruals. Details of operating expenses are shown below:

Operating Expenses (unaudited)

($ thousands)

	Three Months Ended					
	June 30, 2013		March 31, 2013		June 30, 2012	
Compensation and Benefits Expense	$	8,914	$	9,608	$	8,012
General and Administrative Expense		1,943		1,809		1,916
Operating Expenses	$	10,857	$	11,417	$	9,928

	Six Months Ended			
	June 30, 2013		June 30, 2012	
Compensation and Benefits Expense	$	18,522	$	16,185
General and Administrative Expense		3,752		3,619
Operating Expenses	$	22,274	$	19,804

As of June 30, 2013, employee headcount was 70, down from 71 at March 31, 2013 and up from 67 at June 30, 2012.

The operating margin was 50.9% for the second quarter of 2013, compared to 45.2% for the first quarter of 2013, and 45.9% for the second quarter of 2012.

Other income/(expense) was income of $0.3 million for the second quarter of 2013, an expense of $0.2 million for the first quarter of 2013, and income of $0.1 million for the second quarter of 2012. Other income/(expense) includes the net realized and unrealized gain/(loss) recognized by the Company on its direct investments, as well as those recognized by the Company's external investors on their investments in investment partnerships that the Company is required to consolidate. A portion of realized and unrealized gain/(loss) associated with the investments of the Company's outside interests are offset in net income attributable to non-controlling interests. For the second quarter 2013, other income/(expense) also includes an expense of $0.2 million associated with an increase in the Company's liability to its selling and converting shareholders resulting from changes in the realizability of its related deferred tax asset. Such adjustments generated an expense of $1.0 million and income of $0.3 million in the first quarter of 2013 and the second quarter of 2012, respectively. Details of other income/(expense), as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Other Income/(Expense) (unaudited)

($ thousands)

	Three Months Ended					
	June 30, 2013		March 31, 2013		June 30, 2012	
Net Interest and Dividend Income	$	114	$	56	$	75
Net Realized and Unrealized Gain from Investments		414		851		(189)
Change in Liability to Selling and Converting Shareholders[1]		(229)		(1,039)		315
Other (Expense)		(48)		(40)		(72)
GAAP Other Income/ (Expense)		251		(172)		129
Change in Liability to Selling and Converting Shareholders[1]		229		1,039		(315)
Outside Interests of Investment Partnerships[2]		(311)		(408)		116
Non-GAAP Other Income/ (Expense), Net of Outside Interests	$	169	$	459	$	(70)

	Six Months Ended			
	June 30, 2013		June 30, 2012	
Net Interest and Dividend Income	$	170	$	127
Net Realized and Unrealized Gain/(Loss) from Investments		1,265		666
Change in Liability to Selling and Converting Shareholders[1]		(1,268)		(658)
Other (Expense)/ Income		(88)		33
GAAP Other Income/ (Expense)		79		168
Change in Liability to Selling and Converting Shareholders[1]		1,268		658
Outside Interests of Investment Partnerships[2]		(719)		(353)
Non-GAAP Other Income, Net of Outside Interests	$	628	$	473

1 Reflects the change in the liability to the Company's selling and converting shareholders associated with the deferred tax asset generated by the Company's initial public offering and subsequent unit conversions.

2 Represents the non-controlling interest allocation of the loss/(income) of the Company's consolidated investment partnerships to its external investors.

The Company recognized a $1.2 million income tax expense for the second quarter of 2013, a $0.4 million income tax benefit for the first quarter of 2013, and a $1.5 million income tax expense for the second quarter of 2012. Second quarter 2013 income taxes included a $0.6 million income tax benefit associated with a decrease to the valuation allowance recorded against the Company's deferred tax asset related to the basis step ups associated with operating company unit exchanges. Such adjustments generated a $1.2 million income tax benefit in the first quarter of 2013 and a $0.4 million income tax expense in the second quarter of 2012. The Company also recognized a $0.3 million income tax expense during the second quarter 2013 representing the net impact of the change in the Company's deferred tax asset and valuation allowance assessed against the deferred tax asset associated with a change in the Company's effective tax rate. Details of the income tax expense/ (benefit), as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Income Tax (Benefit)/Expense (unaudited)

($ thousands)

	Three Months Ended					
	June 30, 2013		March 31, 2013		June 30, 2012	
Corporate Income Tax Expense	$	834	$	733	$	537
Unincorporated Business Tax Expense[1]		670		54		551
Non-GAAP Income Tax Expense		1,504		787		1,088
Change in Valuation Allowance[2]		(556)		(1,225)		446
Net Adjustment to Deferred Tax Asset[3]		286		—		—
GAAP Income Tax Expense/ (Benefit)	$	1,234	$	(438)	$	1,534

	Six Months Ended			
	June 30, 2013		June 30, 2012	
Corporate Income Tax Expense	$	1,567	$	1,219
Unincorporated Business Tax Expense[1]		724		1,184
Non-GAAP Income Tax Expense		2,291		2,403
Change in Valuation Allowance[2]		(1,781)		(623)
Net Adjustment to Deferred Tax Asset[3]		286		—
GAAP Income Tax Expense/ (Benefit)	$	796	$	1,780

1 Includes a $0.6 million tax benefit recognized in the first quarter of 2013 associated with the amendment of prior year tax returns to change the methodology for state and local receipts.

2 Reflects the change in the valuation allowance assessed against the deferred tax asset established as part of the Company's initial public offering and subsequent unit conversions.

3 Reflects the net impact of the change in the Company's deferred tax asset and valuation allowance assessed against the deferred tax asset associated with a change in the Company's effective tax rate.

Details of the net income attributable to non-controlling interests of the Company's operating company and consolidated subsidiaries, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Non-Controlling Interests (unaudited)

($ thousands)

	Three Months Ended					
	June 30, 2013		March 31, 2013		June 30, 2012	
Operating Company Allocation	$	8,715	$	8,114	$	6,508
Outside Interests of Investment Partnerships[1]		311		408		(116)
GAAP Net Income Attributable to Non-Controlling Interests	$	9,026	$	8,522	$	6,392

	Six Months Ended			
	June 30, 2013		June 30, 2012	
Operating Company Allocation	$	16,829	$	14,717
Outside Interests of Investment Partnerships[1]		719		353
GAAP Net Income Attributable to Non-Controlling Interests	$	17,548	$	15,070

1 Represents the non-controlling interest allocation of the income/(loss) of the Company's consolidated investment partnerships to its external investors.

On July 16, 2013, the Company's Board of Directors approved a quarterly dividend of $0.03 per share of its Class A common stock to be declared on July 23, 2013. The following dates apply to the dividend:

Record Date: August 15, 2013

Payment Date: August 29, 2013

During the last twelve months, inclusive of the dividend noted above, the Company declared total dividends of $0.25 per share of its Class A common stock.

Second Quarter 2013 Earnings Call Information

Pzena Investment Management, Inc. (NYSE: PZN) will hold a conference call to discuss the Company's financial results and outlook at 10:00 a.m. ET, Wednesday, July 24, 2013. The call will be open to the public.

Webcast Instructions: To gain access to the webcast, which will be "listen-only," go to the Events page in the Investor Relations area of the Company's website, www.pzena.com.

Teleconference Instructions: To gain access to the conference call via telephone, U.S./Canada callers should dial 800-322-2803; international callers should dial 617-614-4925. The conference ID number is 91663983.

Replay: The conference call will be available for replay through August 10, 2013, on the web using the information given above.

About Pzena Investment Management

Pzena Investment Management, LLC, the firm's operating company, is a value-oriented investment management firm. Founded in 1995, Pzena Investment Management has built a diverse, global client base. More firm and stock information is posted at www.pzena.com.

Forward-Looking Statements

This press release may contain, in addition to historical information, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company's current assumptions, expectations and projections about future events. Words like "believe," "anticipate," "intend," "estimate," "expect," "project," and similar expressions are used to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of the Company's management and involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Among the factors that could cause actual results to differ from those expressed or implied by a forward-looking statement are those described in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K, as filed with the SEC on March 12, 2013 and in the Company's Quarterly Reports on Form 10-Q as filed with the SEC. In light of these risks, uncertainties, assumptions, and factors, actual results could differ materially from those expressed or implied in the forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this release.

The Company is not under any obligation and does not intend to make publicly available any update or other revisions to any forward-looking statements to reflect circumstances existing after the date of this release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

Contact: Gary Bachman, 212-355-1600 or bachman@pzena.com

PZENA INVESTMENT MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(in thousands)

	As of			
	June 30, 2013		December 31, 2012	
	(unaudited)			
ASSETS				
Cash and Cash Equivalents	$	25,675	$	32,645
Restricted Cash		1,031		1,030
Due from Broker		85		22
Advisory Fees Receivable		18,374		14,626
Investments, at Fair Value		8,323		5,170
Prepaid Expenses and Other Assets		1,333		719
Deferred Tax Asset, Net of Valuation Allowance of $58,185 and $59,917, respectively		10,372		9,688
Property and Equipment, Net of Accumulated Depreciation of $2,772 and $2,695, respectively		707		779
TOTAL ASSETS	$	65,900	$	64,679
LIABILITIES AND EQUITY				
Liabilities:				
Accounts Payable and Accrued Expenses	$	10,059	$	4,305
Due to Broker		68		23
Liability to Selling and Converting Shareholders		9,602		9,656
Lease Liability		991		1,203
Deferred Compensation Liability		1,039		1,327
Other Liabilities		146		199
TOTAL LIABILITIES		21,905		16,713
Equity:				
Total Pzena Investment Management, Inc.'s Equity		14,044		14,569
Non-Controlling Interests		29,951		33,397
TOTAL EQUITY		43,995		47,966
TOTAL LIABILITIES AND EQUITY	$	65,900	$	64,679

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2013	**2012**	**2013**	**2012**
REVENUE	$ 22,132	$ 18,339	$ 42,974	$ 38,107
EXPENSES				
Compensation and Benefits Expense	8,914	8,012	18,522	16,185
General and Administrative Expense	1,943	1,916	3,752	3,619
TOTAL OPERATING EXPENSES	10,857	9,928	22,274	19,804
Operating Income	11,275	8,411	20,700	18,303
Other Income	251	129	79	168
Income Before Taxes	11,526	8,540	20,779	18,471
Income Tax Expense	1,234	1,534	796	1,780
Consolidated Net Income	10,292	7,006	19,983	16,691
Less: Net Income Attributable to Non-Controlling Interests	9,026	6,392	17,548	15,070
Net Income Attributable to Pzena Investment Management, Inc.	$ 1,266	$ 614	$ 2,435	$ 1,621
Earnings per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:				
Net Income for Basic Earnings per Share	$ 1,266	$ 614	$ 2,435	$ 1,621
Basic Earnings per Share	$ 0.10	$ 0.06	$ 0.21	$ 0.15
Basic Weighted Average Shares Outstanding	12,315,065	10,565,406	11,793,983	10,570,247
Net Income for Diluted Earnings per Share	$ 6,358	$ 614	$ 12,268	$ 10,032
Diluted Earnings per Share	$ 0.10	$ 0.06	$ 0.18	$ 0.15
Diluted Weighted Average Shares Outstanding	66,562,823	10,565,406	66,550,266	65,395,327

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

	Non-GAAP Basis Three Months Ended June 30,		Non-GAAP Basis Six Months Ended June 30,	
	2013	2012	2013	2012
REVENUE	$ 22,132	$ 18,339	$ 42,974	$ 38,107
EXPENSES				
Compensation and Benefits Expense	8,914	8,012	18,522	16,185
General and Administrative Expense	1,943	1,916	3,752	3,619
TOTAL OPERATING EXPENSES	10,857	9,928	22,274	19,804
Operating Income	11,275	8,411	20,700	18,303
Other Income/ (Expense), Net of Outside Interests	169	(70)	628	473
Income Before Taxes and Operating Company Allocation	11,444	8,341	21,328	18,776
Unincorporated Business Tax Expense	670	551	724	1,184
Allocable Income	10,774	7,790	20,604	17,592
Operating Company Allocation	8,715	6,508	16,829	14,717
Income Before Corporate Income Taxes	2,059	1,282	3,775	2,875
Corporate Income Tax Expense	834	537	1,567	1,219
Non-GAAP Net Income	$ 1,225	$ 745	$ 2,208	$ 1,656
Tax Receivable Agreement Income/ (Expense), Net of Taxes	41	(131)	227	(35)
GAAP Net Income	$ 1,266	$ 614	$ 2,435	$ 1,621
Earnings Per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:				
Net Income for Basic Earnings per Share	$ 1,225	$ 745	$ 2,208	$ 1,656
Basic Earnings per Share	$ 0.10	$ 0.07	$ 0.19	$ 0.16
Basic Weighted Average Shares Outstanding	12,315,065	10,565,406	11,793,983	10,570,247
Net Income for Diluted Earnings per Share	$ 6,317	$ 4,464	$ 12,041	$ 10,067
Diluted Earnings per Share	$ 0.09	$ 0.07	$ 0.18	$ 0.15
Diluted Weighted Average Shares Outstanding	66,562,823	65,426,774	66,550,266	65,395,327